SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke

Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, California 94111

(415) 352-4463

Justus Leachman

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 21 Pages)

CUSIP No. 46145F105	13D/A	Page 2 of 21 Pages

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	13D/A	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 486,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	13D/A	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	13D/A	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 583,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 583,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 583,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	13D/A	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON OC 532 OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,608
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 371,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	13D/A	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 46145F105	13D/A	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON JORDAN HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON JUSTIN HUGHES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	13D/A	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	13D/A	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	13D/A	Page 13 of 21 Pages

Preamble

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 22, 2014, as heretofore amended (this "Schedule 13D) relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Investment Technology Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by:

(i)          Boathouse Row I, L.P., a Delaware limited partnership ("BRI");

(ii)        Boathouse Row II, L.P., a Delaware limited partnership ("BRII");

(iii)      Boathouse Row Offshore Ltd., a Cayman Islands corporation ("BRO");

(iv)      OC 532 Offshore Ltd., a Cayman Islands corporation ("OCO", and together with BRI, BRII and BRO, the "Boathouse Funds");

(v)        Philadelphia Financial Management of San Francisco, LLC, a California limited liability company, General Partner of BRI and BRII, and Investment Advisor to BRO and OCO ("Philadelphia Financial");

(vi)      Jordan Hymowitz, Managing Member of Philadelphia Financial and a United States citizen ("Mr. Hymowitz", and together with Philadelphia Financial and the Boathouse Funds, the "PFM Parties");

(vii)    Justin Hughes ("Mr. Hughes");

(viii)  Voce Capital Management LLC, a California limited liability company ("Voce Capital Management");

(ix)      Voce Capital LLC, a Delaware limited liability company and sole Managing Member of Voce Capital Management ("Voce Capital"); and

(x)        J. Daniel Plants, sole Managing Member of Voce Capital ("Mr. Plants", and together with Voce Capital Management and Voce Capital, the "Voce Parties").

CUSIP No. 46145F105	13D/A	Page 14 of 21 Pages

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Items 4 and 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the PFM Parties and Mr. Hughes is 450 Sansome Street, Suite 1500, San Francisco, California 94111. The business address of each of the Voce Parties is 600 Montgomery Street, Suite 210, San Francisco, California 94111.

(c) The principal business of: (i) the Boathouse Funds is investing in securities and related instruments; (ii) Philadelphia Financial is the performance of investment management and advisory services; (iii) Mr. Hymowitz is to serve as Managing Member of Philadelphia Financial; (iv) Mr. Hughes is to serve as a Partner of Philadelphia Financial; (v) Voce Capital Management is investing for funds and accounts under its management; (vi) Voce Capital is serving as the sole Managing Member of Voce Capital Management; and (vii) Mr. Plants is serving as the sole Managing Member of Voce Capital.

(f) The place of organization of (i) Philadelphia Financial is California, United States of America; (ii) BRI and BRII is Delaware, United States of America; (iii) BRO and OCO is the Cayman Islands; (iv) Voce Capital Management is California, United States of America; and (v) Voce Capital is Delaware, United States of America. The citizenship of each of Mr. Hymowitz, Mr. Hughes and Mr. Plants is the United States of America. The citizenship of each Covered Person is set forth on the Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $40,736,000 million (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The shares of Common Stock directly owned by the Boathouse Funds and beneficially owned by Philadelphia Financial were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock directly owned by the Boathouse Funds is approximately $27,407,000, excluding brokerage commissions. The shares of Common Stock owned by the Boathouse Funds are held in accounts maintained by broker dealers in Regulation T margin accounts.

The shares of Common Stock and options beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Voce Capital Management is approximately $12,320,000, excluding brokerage commissions.

The shares of Common Stock beneficially owned by Mr. Hughes were purchased with the funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of a trust established for the benefit of Mr. Hughes's family. The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Hughes is approximately $1,009,000, excluding brokerage commissions.

CUSIP No. 46145F105	13D/A	Page 15 of 21 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

Representatives of certain of the Reporting Persons have, from time to time, engaged in discussions with management of the Issuer, and intend to have in the future discussions with the Issuer's management and members of the Issuer's board of directors (the "Board"), as well as other shareholders and other interested parties, and intend to offer suggestions and advice to the Issuer regarding measures and changes that would maximize shareholder value. Such discussions and advice may relate to the Issuer's capital structure; improving the Issuer's capital allocation policies; cost cutting opportunities; management and Board composition; the Issuer's strategic direction and alternatives; other strategies to increase shareholder value; and matters that the Reporting Persons may deem relevant to their investment in the Issuer.

On March 2, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the "Joint Filing and Solicitation Agreement"), pursuant to which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding operating results, cost and capital allocation, opportunities to enhance shareholder value and corporate governance and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The foregoing summary of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the full text of the Joint Filing and Solicitation Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 46145F105	13D/A	Page 16 of 21 Pages

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,194,545 shares of Common Stock, constituting approximately 6.3% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 34,788,970 shares of Common Stock outstanding as of October 15, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 10, 2014.

(b) Each of the PFM Parties has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 1,602,513 shares of Common Stock. Each of the Voce Parties has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 548,655 shares of Common Stock (including call options to purchase 4,400 shares of Common Stock). Mr. Hughes has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 43,377 shares of Common Stock held by a trust established for the benefit of Mr. Hughes's family.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of the shares of Common Stock owned by the other Reporting Persons. Each of the PFM Parties disclaims beneficial ownership of any shares of Common Stock beneficially owned by either Mr. Hughes or any of the Voce Parties. Each of the Voce Parties disclaims beneficial ownership of any shares of Common Stock beneficially owned by either Mr. Hughes or any of the PFM Parties. Mr. Hughes disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the PFM Parties or the Voce Parties.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are parties to the Joint Filing and Solicitation Agreement, as defined and described in Item 4 above. A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Voce Capital Management owns call options on an aggregate of 4,400 shares of Common Stock with a strike price of $20.00 and an expiration date of July 17, 2015.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
1	Joint Filing and Solicitation Agreement, by and among Philadelphia Financial Management of San Francisco, LLC, Boathouse Row I, L.P., Boathouse Row II, L.P., Boathouse Row Offshore Ltd., OC 532 Offshore Ltd., Jordan Hymowitz, Justin Hughes, Voce Capital LLC, Voce Capital Management LLC and J. Daniel Plants, dated March 2, 2015.

CUSIP No. 46145F105	13D/A	Page 17 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2015

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

OC 532 OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

CUSIP No. 46145F105	13D/A	Page 18 of 21 Pages

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

/s/ Jordan Hymowitz
Jordan Hymowitz

/s/ Justin Hughes
Justin Hughes

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP No. 46145F105	13D/A	Page 19 of 21 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

BRI

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/06/2015	85,192	19.88	19.68 – 20.12
01/29/2015	(15,199)	21.13	21.00 – 21.38
02/17/2015	(18,266)	22.51	22.05 – 22.785
02/18/2015	(7,147)	22.77	22.68 – 22.80
02/19/2015	(10,449)	22.45	22.365 – 22.68
02/20/2015	(5,436)	21.96	21.665 – 22.15
2/27/2015	(3,468)	22.94	22.51 – 23.15
3/2/2015	(127,523)	22.81	22.47 – 23.09

BRII

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/06/2015	33,234	19.88	19.68 – 20.12
01/29/2015	(5,776)	21.13	21.00 – 21.38
02/17/2015	(7,429)	22.51	22.05 – 22.785
02/18/2015	(2,905)	22.77	22.68 – 22.80
02/19/2015	(4,302)	22.45	22.365 – 22.68
02/20/2015	(70)	21.96	21.665 – 22.15
2/27/2015	(1,387)	22.94	22.51 – 23.15
3/2/2015	(40,799)	22.81	22.47 – 23.09

BRO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/06/2015	(163,406)	19.84	19.67 – 20.12
01/29/2015	(18,297)	21.13	21.00 – 21.38
02/20/2015	(32,272)	21.96	21.665 – 22.15
2/27/2015	(1,207)	22.94	22.51 – 23.15
3/2/2015	(138,150)	22.81	22.47 – 23.09

CUSIP No. 46145F105	13D/A	Page 20 of 21 Pages

OCO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/06/2015	44,979	19.88	19.68 – 20.12
01/29/2015	(10,528)	21.13	21.00 – 21.38
02/17/2015	(16,752)	22.51	22.05 – 22.785
02/18/2015	(6,551)	22.77	22.68 – 22.80
02/19/2015	(9,649)	22.45	22.365 – 22.68
02/20/2015	(2,222)	21.96	21.665-22.15
2/27/2015	(3,938)	22.94	22.51 – 23.15
3/2/2015	(1,285)	22.81	22.47 – 23.09

Mr. Hughes

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
2/26/2015	43,377	23.27	22.41 – 23.55

CUSIP No. 46145F105	13D/A	Page 21 of 21 Pages

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/17/2015	75,000	22.59
2/18/2015	50,000	22.75
2/19/2015	75,000	22.41
2/20/2015	34,255	21.99
2/23/2015	50,000	22.00
3/2/2015	260,000	22.85